FUTURE DIMENSIONS
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Southland Life Insurance Company
and its
Southland Separate Account L1

Supplement dated June 7, 2004 to the Prospectus dated May 1, 2004

The information in this supplement updates and amends certain information contained in your May 1, 2004, prospectus as supplemented on May 5, 2004. Please read this supplement carefully and keep it with your prospectus for future reference.

PLAN OF MERGER

On June 7, 2004, the Board of Directors of Southland Life Insurance Company (the "Company") approved a plan to merge the Company with and into one of its affiliates, Security Life of Denver Insurance Company ("Security Life"). It is anticipated that the merger will be effective on October 1, 2004, (the "merger date"). The merger is subject to certain regulatory approvals, including the Texas Department of Insurance. The merger will have no effect on your underlying investments or your policy, other than to change the company that supports your policy's guaranteed benefits. The merger is structured to have no adverse tax consequences (including federal tax consequences) for any policy owner.

As of the merger date, the Company will cease to exist and will be succeeded by Security Life. All policies previously issued by the Company will become policies of Security Life. On the merger date, you will become a policy owner of Security Life, to the same extent and with the same rights, powers, privileges, liabilities and duties as though your policy had been originally issued by Security Life.

SECURITY LIFE

Both the Company and Security Life are indirect, wholly-owned subsidiaries of ING Groep N.V., a global financial services holding company based in The Netherlands. Security Life is a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. Security Life is admitted to do business in the District of Columbia and all states except New York.

THE SEPARATE ACCOUNT

On the merger date, Southland Separate Account L1 (the "variable account"), which supports the policies, will be transferred intact to Security Life and renamed Security Life Separate Account S-L1. After the transfer, the variable account will continue to support the policies. The transfer of the variable account will be structured to maintain all investment options currently available under the policies and to have no adverse impact (including federal tax impact) on any policy owners or any impact on accumulation units and accumulation unit values.

ADDITIONAL INFORMATION

You will receive further information and an updated prospectus when the merger is complete. If you have any questions, please contact your registered representative, or write or call our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050.